                                            Filed by CII Financial, Inc.
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933
                                            For:  CII Financial, Inc.
                                            Commission file No.:  333-52726

                               CII FINANCIAL, INC.
                     California Indemnity Insurance Company
                      Commercial Casualty Insurance Company
                  subsidiaries of Sierra Health Services, Inc.
                   P.O.Box 15645, Las Vegas, Nevada 89114-5645

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE
---------------------

CONTACTS:  John Okita                         Andrew C. Karp
           Chief Financial Officer            Managing Director
           (702) 242-7531                     Banc of America Securities LLC
                                              High Yield Special Products
                                              (704) 388-4813 or (888) 292-0070

                   CII FINANCIAL ANNOUNCES STATUS OF OFFER FOR
                       CONVERTIBLE SUBORDINATED DEBENTURES

     Las Vegas,  May 1, 2001 - CII Financial,  Inc. today  announced that there will be no further changes to the terms of its pending tender and exchange offer  for  its $47  million  of  outstanding  7 1/2%  convertible  subordinated debentures due September 15, 2001 (CUSIP No. 12551LAB7).

     The Company said that,  in order to allow for the final  tabulation  of the results of the offer,  the expiration  date for the offer is being extended from
11:59 p.m., New York City time, on Tuesday, May 1, 2001, to 12:00 noon, New York
City time, on Wednesday, May 2, 2001.

     The offer is  conditioned  on receipt of valid  tenders  from holders of at least 90% (or $42.35 million) of the aggregate  outstanding  principal amount of the old 7 1/2% subordinated  debentures.  Under the offer, holders can choose to tender their old 7 1/2%  subordinated  debentures  for either cash or new 9 1/2%
senior debentures.

     The Company said that,  as of 11:59 p.m.,  New York City time, on April 30,
2001,  it  had  not  received  tenders  of a  sufficient  number  of  old 7 1/2%
subordinated debentures to enable the offer to be consummated. Specifically, the
Company  said it had received  tenders of  $37,336,000  in  aggregate  principal amount of old 7 1/2% subordinated debentures,  representing approximately 79% of the  outstanding  principal  amount  of the old  debentures.  Of  such  tendered debentures,  the Company said $31,134,000 in aggregate principal amount has been tendered for cash and $6,202,000 in aggregate principal amount has been tendered for new 9 1/2% senior debentures.

                                    --more--

     CII - Status of Offer for Convertible Subordinated Debentures p. 2/2/2/2/2

     As previously announced on April 19, 2001, the Company said the final terms of the offer consist of the following:

-    The cash  purchase  price for  tendered  debentures  is $739.12  per $1,000 principal  amount,  plus  accrued  interest.  The cash offer is for up to a
     total  of  $27,059,000   principal  amount  of  old  7  1/2%   subordinated
     debentures.

-    The Company is offering to exchange  the  remaining  $20,000,000  principal amount  of  old 7  1/2%  subordinated  debentures  for  new 9  1/2%  senior debentures.

-    The maturity of the new 9 1/2% senior debentures is September 15, 2004.

-    The  covenants  applicable to the new  debentures  include  limitations  on indebtedness,  liens,  restricted  payments,  sales  of  capital  stock  of subsidiaries and transactions  with affiliates.  The covenants also include an excess cash flow offer, asset sale offer and change of control offer.

-    In the event of a change of control of CII Financial,  holders of the new 9
     1/2%  senior  debentures  will have the right to  require  the  Company  to repurchase  their new  debentures at 100% of the principal  amount,  plus a
     specified  premium  declining  over  time.  The  repurchase   premium  will
     initially be 10%.

     As  previously  announced,  if  holders  of  more  than  $27,059,000  total principal  amount of old 7 1/2%  subordinated  debentures  elect to tender their debentures for cash, the Company will purchase a total of $27,059,000  principal amount  of old 7 1/2%  subordinated  debentures  for cash and the  Company  will exchange  the  balance  of  the  tendered  debentures  for  new  9  1/2%  senior debentures.  All  holders who elect to receive  cash will be treated  equally in this process. It is a condition of the offer that at least $27,059,000 principal amount of old 7 1/2% subordinated debentures will be tendered for cash.

     Holders  who  elect  new 9  1/2%  senior  debentures  will  receive  $1,000 principal  amount of new 9 1/2%  senior  debentures  for each  $1,000  principal amount of their old 7 1/2%  subordinated  debentures,  plus  accrued  and unpaid interest in cash.  It is a condition of the offer that the Company will exchange no more than  $20,000,000  total  principal  amount  of old 7 1/2%  subordinated debentures for new 9 1/2% senior debentures.

     Banc of America  Securities  LLC is the  exclusive  dealer  manager for the offer.  D.F. King &Co., Inc. is the information agent and Wells Fargo Corporate
Trust is the depositary. Copies of the Preliminary Prospectus and Exchange Offer
may be obtained by calling D.F. King at (800) 735-3591.  Additional  information concerning  the terms and  conditions of the offer may be obtained by contacting
Banc of America Securities LLC at (888) 292-0070.

                                   ---more---

     CII - Status of Offer for Convertible Subordinated Debentures p. 3/3/3/3/3

     CII Financial is a holding company  primarily  engaged in writing  workers'
compensation insurance in nine western and mid-western states through its wholly owned subsidiaries,  California Indemnity Insurance Company, Commercial Casualty
Insurance Company,  Sierra Insurance Company of Texas and CII Insurance Company.
CII  Financial is a wholly owned  subsidiary  of Sierra  Health  Services,  Inc.
(NYSE:SIE), a diversified health care services company based in Las Vegas.

     Statements  in  this  news  release  that  are  not  historical  facts  are
forward-looking   and  based  on  management's   projections,   assumptions  and
estimates;  actual results may vary materially.  Forward-looking  statements are subject to certain  risks and  uncertainties,  some of which may be found in the
Preliminary  Prospectus  and Exchange Offer and other  documents  filed with the
Securities  and  Exchange  Commission  and  which  are  incorporated  herein  by reference.

     Additional Information and Where to Find It:

     CII Financial,  Inc. has filed a Registration Statement with the Securities and Exchange  Commission on Form S-4 registering the new debentures to be issued in the exchange offer. The Registration Statement and the preliminary prospectus contained  therein  contain  important  information  about  CII  Financial,  the exchange  offer and  related  matters.  Security  holders  are urged to read the
Registration  Statement and the preliminary  prospectus  contained therein,  CII
Financial's  Schedule TO and any other relevant documents filed by CII Financial with the SEC.

     The Registration Statement has not yet become effective. The new debentures may not be sold and,  although you may tender your old  debentures,  tenders may not be accepted prior to the time the Registration  Statement becomes effective.
This shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new debentures in any State in which such offer, solicitation or sale would be unlawful.

     Security holders are able to obtain copies of the Registration Statement on
Form S-4 and the preliminary  prospectus,  CII  Financial's  Schedule TO and any other relevant  documents for free through the Web site maintained by the SEC at
http://www.sec.gov. In addition, these documents are available free of charge by contacting  the  Information  Agent for the  offer,  D.F.  King & Co.,  at (800)
735-3591.  If you have any  questions  about the offer,  please  call the Dealer
Manager for the offer, Banc of America Securities LLC, at (888) 292-0070.

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